Filed by BlackRock New Jersey Municipal Bond Trust
Pursuant to Rule 425 under the Securities Act of 1933
And deemed filed pursuant to Rule 14a-12
Under the Securities Exchange Act of 1934
Subject Company: BlackRock New Jersey Municipal Bond Trust
Commission File No.: 811-21050
Date: May 17, 2018

Contact:

1-800-882-0052

BlackRock Closed-End Fund

Announces Variable Rate Preferred Shares Action

New York, May 17, 2018 - BlackRock Advisors, LLC announced today that BlackRock New Jersey Municipal Income Trust (NYSE: BNJ) (the “Fund”) has successfully issued Variable Rate Demand Preferred Shares (“VRDP”) totaling approximately $59.1 million pursuant to a private placement exempt from registration under the Securities Act of 1933. The proceeds from the issuance will be used to redeem all of the Fund’s outstanding variable rate muni term preferred shares on May 31, 2018.

It is currently expected that the reorganizations of the Fund and BlackRock New Jersey Municipal Bond Trust (NYSE:BLJ) with and into BlackRock MuniYield New Jersey Fund, Inc. (NYSE:MYJ), with MYJ continuing as the surviving fund (the “Reorganizations”) will be effective with the open for business of the New York Stock Exchange on June 11, 2018, subject to all regulatory requirements and customary closing conditions being satisfied. The Reorganizations, if completed, would occur based on the relative net asset values of the common shares of BLJ, BNJ and MYJ. In addition, BLJ and BNJ VRDP shareholders will receive on a one-for-one basis MYJ VRDP in an amount equal to the aggregate VRDP liquidation preference (including any accumulated and unpaid dividends) held by BLJ and BNJ VRDP shareholders immediately prior to the Reorganizations.

This communication is not intended to, and shall not, constitute an offer to purchase or sell shares of any of the BlackRock funds, including MYJ, the surviving Fund in the Reorganizations.

About BlackRock

BlackRock helps investors build better financial futures. As a fiduciary to our clients, we provide the investment and technology solutions they need when planning for their most important goals. As of March 31, 2018, the firm managed approximately $6.317 trillion in assets on behalf of investors worldwide. For additional information on BlackRock, please visit www.blackrock.com

Twitter: @blackrock | Blog: www.blackrockblog.com | LinkedIn: www.linkedin.com/company/blackrock.

Availability of Fund Updates

BlackRock will update performance and certain other data for the BlackRock closed-end funds (the “Funds”) on a monthly basis on its website in the “Closed-end Funds” section of www.blackrock.com as well as certain other material information as necessary from time to time. Investors and others are advised to check the website for updated performance information and the release of other material information about the Funds. This reference to BlackRock’s website is intended to allow investors public access to information regarding the Funds and does not, and is not intended to, incorporate BlackRock’s website in this release.

Forward-Looking Statements

This press release, and other statements that BlackRock or a Fund may make, may contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act, with respect to a Fund’s or BlackRock’s future financial or business performance, strategies or expectations. Forward-looking statements are typically identified by words or phrases such as “trend,” “potential,” “opportunity,” “pipeline,” “believe,” “comfortable,” “expect,” “anticipate,” “current,” “intention,” “estimate,” “position,” “assume,” “outlook,” “continue,” “remain,” “maintain,” “sustain,” “seek,” “achieve,” and similar expressions, or future or conditional verbs such as “will,” “would,” “should,” “could,” “may” or similar expressions.

BlackRock cautions that forward-looking statements are subject to numerous assumptions, risks and uncertainties, which change over time. Forward-looking statements speak only as of the date they are made, and BlackRock assumes no duty to and does not undertake to update forward-looking statements. Actual results could differ materially from those anticipated in forward-looking statements and future results could differ materially from historical performance.

With respect to the Funds, the following factors, among others, could cause actual events to differ materially from forward-looking statements or historical performance: (1) changes and volatility in political, economic or industry conditions, the interest rate environment, foreign exchange rates or financial and capital markets, which could result in changes in demand for the Funds or in a Fund’s net asset value; (2) the relative and absolute investment performance of a Fund and its investments; (3) the impact of increased competition; (4) the unfavorable resolution of any legal proceedings; (5) the extent and timing of any distributions or share repurchases; (6) the impact, extent and timing of technological changes; (7) the impact of legislative and regulatory actions and reforms, including the Dodd-Frank Wall Street Reform and Consumer Protection Act, and regulatory, supervisory or enforcement actions of government agencies relating to a Fund or BlackRock, as applicable; (8) terrorist activities, international hostilities and natural disasters, which may adversely affect the general economy, domestic and local financial and capital markets, specific industries or BlackRock; (9) BlackRock’s ability to attract and retain highly talented professionals; (10) the impact of BlackRock electing to provide support to its products from time to time; and (11) the impact of problems at other financial institutions or the failure or negative performance of products at other financial institutions.

Annual and Semi-Annual Reports and other regulatory filings of the Funds with the Securities and Exchange Commission (“SEC”) are accessible on the SEC’s website at www.sec.gov and on BlackRock’s website at www.blackrock.com, and may discuss these or other factors that affect the Funds. The information contained on BlackRock’s website is not a part of this press release.

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